UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Inrad Optics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45779C107

(CUSIP Number)

JAM Capital Partners Management, LLC

Attn: Cliff Orr

16 Boardwalk Plaza

St. Simons Island, GA 31522

(Name, Address and Telephone Number of Person Authorized toReceive Notices and Communications)

March 5, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45779C107	13D	Page 2 of 5 Pages

1. Names of Reporting Persons.
JAM Capital Partners Management, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,152,231

8. Shared Voting Power
0

9. Sole Dispositive Power
1,152,231

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,152,231
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
9.6%
14. Type of Reporting Person
IA

CUSIP No. 45779C107	13D	Page 3 of 5 Pages

ITEM 1. SECURITY AND ISSUER

The class of securities to which this statement relates is the Common Stock, $0.01 par value (the “Common Stock”), of Inrad Optics, Inc., a New Jersey corporation (the “Corporation”).  The address of the Corporation’s principal executive offices is 181 Legrand Avenue, Northvale, NJ 07647.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is being filed by JAM Capital Partners Management, LLC, a Delaware limited liability company (the “Reporting Person”).  The Reporting Person is a private investment management firm which holds the Shares in a separately managed account pursuant to the Investment Agreement.  The owners of the Reporting Person are John A. McCallum and Carl S. Cummings (the “Principals”).

(b) The principal business address of the Reporting Person and the Principals is 16 Boardwalk Plaza, St. Simons Island, GA 31522.

(c) The principal business of the Reporting Person and the Principals is investing for accounts under their management.

(d) During the last five years, neither the Reporting Person nor the Principals have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) During the last five years, neither the Reporting Person nor the Principals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f) The Reporting Person is a Delaware limited liability company.  The principals are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 1,152,231 shares of Common Stock beneficially owned by the Reporting Person is approximately $1,564,467, including brokerage commissions, which was funded by the Reporting Person client funds for which the Reporting Person acts as an investment advisor pursuant to an investment management agreement between the Reporting Person client and the Reporting Person (the “Investment Agreement”).  The Shares are held in a separately managed account, which may utilize margin credit from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account bears interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired its shares of Common Stock for investment.

The Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

The Reporting Person intends to review its investment in the Corporation on a continuing basis and may engage in discussions with management, the board of directors or stockholders of the Corporation concerning the business and operations of the Corporation and the strategic options available to the Corporation.

Depending on various factors including, without limitation, the Corporation’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Corporation as it deems appropriate including, without limitation, purchasing additional Common Stock, selling some or all of its Common Stock on the open market or in private transactions, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing its intention with respect to any and all matters referred to in Item 4.

CUSIP No. 45779C107	13D	Page 4 of 5 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this filing, the Reporting Person beneficially owns 1,152,231 shares (the “Shares”), or approximately 9.6% of the outstanding Common Stock of the Corporation.  All percentages of outstanding Common Stock are calculated based on information included in the Form 10-Q filed by the Corporation for the quarterly period ended September 30, 2013, which reported that 12,046,003 shares of Common Stock were outstanding as of November 14, 2013;

(b) The Reporting Person holds sole voting power and dispositive power with respect to the Shares;

(c) During the past 60 days, the Reporting Person received beneficial ownership of the Shares in connection with the Investment Agreement, as described above;

(d) The Shares beneficially owned by the Reporting Person are held in a separately managed account pursuant to which the account owner has delegated all voting and dispositive power to the Reporting Person. To the best knowledge of the Reporting Person, no person other than the account owner is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Items 3, 4 and 5, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Corporation, including but not limited to transfer or voting of any of the securities, finder’s fee, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 45779C107	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2014

JAM CAPITAL PARTNERS MANAGEMENT LLC

By: /s/ Cliff Orr

Name: Cliff Orr

Its: Managing Director & Portfolio Manager